                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


November 15, 2002

                                 HYDRO ONE INC.
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

        483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P5
-------------------------------------------------------------------------------

                     (Address of Principal Executive Office)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F / / Form 40-F /X/

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes / /   No /X/

         If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2 (b): 82-               .


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        HYDRO ONE INC.
                                               ---------------------------------
                                                        (Registrant)

Date     November 15, 2002                  By       Joan M. Prior
    --------------------------------           ---------------------------------
                                            Name:    Joan M. Prior
                                            Title:   Executive Vice-President,
                                                     General Counsel & Secretary

            HYDRO ONE ANNOUNCES AN INCREASE IN THIRD QUARTER RESULTS


TORONTO, November 15, 2002...Hydro One Inc. announced today that third quarter net income increased 9%, or $9 million, to $112 million compared to the same quarter in 2001.

Net income in 2002 continues to be affected by the rate mitigation plan, introduced in 2001, to help offset other energy cost pressures that customers are facing. Net income for the nine months ended September 30, 2002 is $317 million, a decrease of $34 million, or 10%, compared to $351 million for the same period in 2001. The negative impact of the rate mitigation plan on net income was offset this quarter by increased transmission revenue related to higher summer electricity demand.

Hydro One uses funds generated from our operations primarily for paying dividends to the Government of Ontario and for further investment into the electricity system. For the first nine months of the year Hydro One had net cash from operations of $368 million. The company has paid $133 million in dividends to the Province this year to date. For the nine months ended September 30, 2002, Hydro One used $350 million for investing activities, primarily capital expenditures on the transmission and distribution systems.

Revenues for the third quarter increased $364 million to $1,244 million compared to the same period in 2001. For the nine months ended September 30, 2002, revenues reached $3,154 million, an increase of $736 million over the same nine months in 2001. The increase in revenues is partially a result of the higher demand for, and higher price of, electricity consumed this summer. The extreme hot weather conditions experienced throughout July, August and September resulted in heavy use of the transmission and distribution systems. Transmission revenues increased by $37 million to $367 million this quarter while third quarter distribution revenues were up $333 million over the same period last year to $873 million. Hydro One's distribution revenues include recovery for power used by our customers. The company's purchased power costs went up $352 million for the third quarter compared to 2001.

Third quarter operation, maintenance and administration (OM&A) costs declined $4 million to $200 million and increased by $44 million, or 8% to $573 million in the first nine months, compared to the same periods in 2001. Third quarter costs included a one-time provision of $21 million for a staff reduction program that will affect approximately 140 employees.

Recent Developments

o On November 11, 2002, the Province announced an action plan to lower hydro bills. This plan, if passed by the Legislative Assembly of Ontario, will lower and freeze the price consumers pay for electricity and retroactively refund consumers the difference between 4.3 cents per kilowatt hour and the price they have paid for the commodity since May 1, 2002. In addition, the plan calls for a cap on delivery charges.

o On September 17, 2002, Hydro One successfully placed an oversubscribed $500 million debt issue. The issue was comprised of $300 million in 10-year bonds and $200 million in 30-year bonds. The proceeds from this issue will be used to pay down the company's short-term notes.

o New President and Chief Operating Officer Tom Parkinson introduced a new organizational structure addressing the need to streamline management, eliminate bureaucracy and reduce costs. Part of the changes will include the combination of the company's two largest subsidiaries, Hydro One Networks and Hydro One Network Services, effective January 1, 2003. Approximately 140 jobs will be eliminated, mainly from Head Office, as a result of the reorganization.


                                       1                                  [LOGO]

o Hydro One and Transenergie US, partners on the Lake Erie Link underwater transmission cable project, have completed the initial bidding process for the project. While interest was expressed, no agreements have been reached and therefore the project has been delayed. The project developers will continue to engage in further discussions with potential customers.

o The Province of Ontario is proceeding with the process of seeking a strategic partner(s) to purchase a minority interest in Hydro One.



------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED FINANCIAL HIGHLIGHTS

------------------------------------------------------------------------------------------------------------------------------
                                                          Three months     Three months     Nine months      Nine months
                                                          ended            ended            ended            ended
                                                          September 30,    September 30,    September 30,    September 30,
(CANADIAN DOLLARS IN MILLIONS)                            2002             2001             2002             2001
------------------------------------------------------------------------------------------------------------------------------
Revenues                                                          1,244              880           3,154             2,418
------------------------------------------------------------------------------------------------------------------------------
Purchased power                                                     664              312           1,511               780
------------------------------------------------------------------------------------------------------------------------------
Operating costs                                                     306              307             872               803
------------------------------------------------------------------------------------------------------------------------------
Net income                                                          112              103             317               351
------------------------------------------------------------------------------------------------------------------------------
Operating cash flow                                                 211              192             597               608
------------------------------------------------------------------------------------------------------------------------------

STATISTICS

------------------------------------------------------------------------------------------------------------------------------
Transmission - units transmitted (TWH)                             40.1             37.2           114.2             110.9
------------------------------------------------------------------------------------------------------------------------------
Distribution - units distributed (TWH)                              6.7              5.3            19.9              14.5
------------------------------------------------------------------------------------------------------------------------------

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses.

                                     - 30 -

For further information, please contact:

Terry Young
(416) 345-6072

Investor Relations
(416) 345-6136



                                       2                                  [LOGO]

                                 HYDRO ONE INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

As used in this section, references to increases and decreases, whether in terms of amounts or percentages are made by comparison of the three and nine months ended September 30, 2002 to the three and nine months ended September 30, 2001.

REVENUES

TRANSMISSION. Transmission revenues increased by $37 million, or 11%, to $367 million in the third quarter and by $56 million, or 6%, to $994 million in the first nine months, compared to the same periods in 2001. These higher revenue levels reflect the increased peak usage of electricity caused by the unusually hot weather conditions experienced in the second and third quarters of the current year.

DISTRIBUTION. Distribution revenues increased by $333 million, or 62%, to $873 million in the third quarter and by $681 million, or 47%, to $2,134 million in the first nine months, compared to the same periods in 2001. Distribution revenue increased by $190 million and $247 million in each period from higher commodity and associated charges as well as higher distribution rates, including the approved rate increases of October 1, 2001 and March 1, 2002. Distribution revenues also increased by $147 million and $457 million in each period due to volume. This increase in volume resulted from a requirement to directly serve a number of local distribution companies and, commercial and industrial customers that are connected to our low voltage system. Prior to the opening of the electricity market to competition on May 1, 2002 (Open Access), these customers purchased their electricity from Ontario Power Generation Inc. Volume further increased from higher demand and our acquisitions of local distribution companies in 2001. These increases in distribution revenues were partially offset by reductions in other revenue, including revenue attributable to the revenue allocation agreement that was in effect until Open Access and to non-energy services.

OTHER. Other revenues declined by $6 million and $1 million, respectively to $4 million in the third quarter and $26 million in the first nine months, compared to the same periods in 2001. These results primarily reflect the sale of substantially all of the assets pertaining to the competitive retail operations of our subsidiary, Ontario Hydro Energy Inc. (Ontario Hydro Energy) effective April 30, 2002. See Note 6 to the Consolidated Financial Statements.

PURCHASED POWER

Purchased power costs increased by $352 million to $664 million in the third quarter and by $731 million to $1,511 million in the first nine months, compared to the same periods in 2001. Purchased power costs increased by $220 million and $314 million, respectively from increases in the wholesale cost of power. Commencing on May 1, 2002, the wholesale cost of power fluctuates with changes in the Hourly Ontario Energy Price (HOEP). The HOEP is established by the market administered by the Independent Electricity Market Operator (IMO) and has increased as a result of the record consumption levels caused by unusually hot weather conditions. For the period prior to May 1, 2002, the increase in the wholesale cost of power resulted from two regulations passed by the Province of Ontario (the Province) in 2001. Purchased power costs further increased by $132 million and $417 million, respectively on volume, including the additional customers that we are now required to directly serve, the demand from our original customer base and the acquisitions of local distribution companies.

OPERATION, MAINTENANCE AND ADMINISTRATION

Total operation, maintenance and administration costs declined by $4 million, or 2%, to $200 million in the third quarter and increased by $44 million, or 8%, to $573 million in the first nine months, compared to the same periods in 2001, due to the factors discussed below.


                                       3                                  [LOGO]

                                 HYDRO ONE INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


TRANSMISSION. Transmission operation, maintenance and administration costs increased by $12 million and $32 million in the third quarter and year-to-date, respectively. Costs incurred to sustain our transmission system increased in each period as a result of required corrective maintenance necessitated by weather conditions. In addition, year-to-date results reflect the planned advancement of some stations and line work, including power equipment maintenance and rights of way management, to the first half of the year. Operating and support expenditures associated with the transmission business also increased as a result of the costs incurred to amalgamate the remaining operating centres and the costs associated with an initiative to further reduce staff levels by the end of the year. See "Staff Reduction Program" described below.

DISTRIBUTION. Distribution operation, maintenance and administration costs declined by $1 million in the third quarter, but increased by $6 million in the first nine months, compared to the same period in 2001. Costs incurred to sustain our distribution system were consistent in the quarter but increased on a year-to-date basis. Costs required to respond to increased customer trouble calls caused mainly by weather conditions and to increased customer demand for line location, connection and disconnection work were substantially offset by a reduction in the vegetation management program. Higher support costs associated with an initiative to further reduce staff levels by the end of the year were more than offset by a reduction in other support costs, including a reduction in one-time costs to integrate the acquired utilities and costs to support non-energy services. See "Staff Reduction Program" described below.

OTHER. Other operation, maintenance and administration costs declined by $15 million in the third quarter but increased by $6 million year-to-date, as compared to the prior year. These results primarily reflect the residential operations of Ontario Hydro Energy. Increased costs were necessary during the first four months of the year to support the increased sales of ancillary residential services. However, substantially all of the assets pertaining to the competitive retail operations of Ontario Hydro Energy were sold effective April 30, 2002. See Note 6 to the Consolidated Financial Statements. In addition, we incurred costs earlier in the year in support of the preliminary equity prospectus and registration statement. These documents were withdrawn on June 17, 2002.

STAFF REDUCTION PROGRAM. In September 2002, we announced that staff levels would be reduced by approximately 140 employees, primarily from head office managerial and managerial support functions. We will achieve this target reduction before the end of 2002 using voluntary and involuntary measures, including those available under collective agreements for some of the affected employees. A provision of $21 million has been charged to third quarter 2002 results of operations for the estimated cost of achieving the staff reduction.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased by $3 million, or 3%, to $106 million in the third quarter and by $25 million, or 9%, to $299 million in the first nine months, compared to the same periods in 2001. These increases primarily reflect higher depreciation expense from the acquisitions of local distribution companies, as well as from our capital expenditure program.

FINANCING CHARGES

Financing charges declined by $4 million, or 4%, to $85 million in the third quarter and by $1 million to $260 million in the first nine months, compared to the same periods in 2001. These results are principally due to lower interest rates incurred on the debt outstanding, partially offset by higher average levels of debt.

PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The provision for payments in lieu of corporate income taxes increased by $8 million, or 12%, to $77 million in the third quarter and declined by $29 million, or 13%, to $194 million in the first nine months, compared to the same periods in 2001. The increase in the third quarter reflects the higher levels of income and lower available deductions for tax purposes, including the impact of the restructuring charge which is not deducted for tax purposes until the related cash payments are made. The effect of these increases in the third quarter was partially offset by the impact of the reduction in the statutory tax rate from 42.12% to 38.62%. This reduction in the statutory tax rate and the lower levels of income on a year-to-date basis primarily account for the reduction in the provision for payments in lieu of corporate income taxes in the first nine months of 2002 compared to 2001.


                                       4                                  [LOGO]

                                 HYDRO ONE INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


NET INCOME

Net income increased by $9 million, or 9%, in the third quarter to $112 million compared to the same period last year. This improvement in our quarterly earnings is primarily due to higher transmission revenue resulting from the level of peak demand, partially offset by the reduction in our approved distribution revenue requirement and, within our transmission and distribution businesses, the costs associated with the advancement of work programs, weather conditions and the staff reduction program. On a year-to-date basis, net income of $317 million was lower than the comparative period by $34 million. The reduction in the distribution revenue requirement, which was put forward to help offset the impact on our customers of the October 1, 2001 increase in our wholesale cost of power, had a greater impact earlier in the year due to the March 1, 2002 increase in our distribution rates. Similarly, the improvements made to advance work programs had a greater impact on costs in the first half of the year. This change in workflow will level expenditures throughout the year.


LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources are funds generated from operations, debt capital market borrowings and bank financing. These resources will be used to satisfy our capital resource requirements, which continue to include capital expenditures, servicing and repayment of our debt, payments related to our outsourcing arrangements, acquisitions and other investing activities, and dividends.

OPERATING ACTIVITIES

Net cash generated from operations was $181 million and $368 million for the three and nine months ended September 30, 2002 compared with $287 million and $747 million for the same periods in 2001. The reductions of $106 million and $379 million primarily reflect the increase in accounts receivable and related regulatory assets from higher electricity sales volume and commodity prices. In addition, while our billing cycles have been delayed because commodity billing rates are not available from the IMO until 10 working days after the end of each month, we are required to remit payment within 2 days of receiving our invoice for purchased power.

FINANCING ACTIVITIES

Financing activities provided $274 million in the quarter and $348 million for the nine months ended September 30, 2002 compared with cash used of $301 million and cash provided of $71 million, respectively, for the same periods in 2001.

Short-term liquidity is provided through funds from operations and our commercial paper program, under which we are authorized to issue up to $1 billion in short-term notes. This program is supported by committed revolving credit agreements that mature in 2003 and 2005. During the first nine months of the year, we had net issuances under our commercial paper program of $170 million (2001 net repayments of $30 million), which brings our outstanding short-term notes to $580 million at September 30, 2002. The remaining short-term liquidity available of approximately $420 million under this program, together with cash resources of $342 million and anticipated levels of funding from operations, should be sufficient to fund our normal operating requirements.

Long-term financing is provided by our access to the debt capital markets including our Canadian Medium Term Note program established in June of last year. We are authorized to issue up to $2.5 billion under this program and have issued $1,050 million to date, including $550 million in 2001 and $500 million in the current quarter. The most recent debt financing was completed on September 17, 2002, when we issued notes with a principal amount of $500 million. The notes were issued in two tranches: Series 3 for $300 million at a coupon rate of 5.77% due November 15, 2012 and a re-opening of Series 2 for $200 million at a coupon rate of 6.93% due June 1, 2032. The total outstanding for Series 2 is now $500 million. The proceeds will be used to pay down short-term notes. Additional medium-term notes may be issued over the remainder of the year to pay down short-term notes, refinance maturing debt and to fund net corporate requirements. We believe that our credit ratings provide sufficient flexibility to access the debt capital markets. During the first nine months of the year, we have repaid $195 million (2001 - $260 million) of debt owing to Ontario Electricity Financial Corporation (OEFC).


                                       5                                  [LOGO]

                                 HYDRO ONE INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


We paid dividends of $133 million during the first nine months of 2002 compared to $189 million in the same period in 2001. These amounts include preferred dividends of $13 million in each period and common dividends of $120 million and $176 million, respectively.



                                                                                                   RATING
                                                                               ------------------------ -----------------------
RATING AGENCY                                                                      SHORT-TERM DEBT          LONG-TERM DEBT
------------------------------------------------------------------------------ ------------------------ -----------------------
Standard & Poor's Rating Services Inc.  1                                                A-1                      A
Dominion Bond Rating Service Inc.  2                                                  R-1 (low)                   A
Moody's Investor Services Inc.                                                         Prime-1                    A2
------------------------------------------------------------------------------ ------------------------ -----------------------


1 On November 13, 2002, Standard & Poor's Rating Services Inc. placed Hydro One
  Inc.'s short and long-term credit ratings on CreditWatch negative.

2 On November 12, 2002, Dominion Bond Rating Service Inc. placed Hydro One
  Inc.'s short and long-term credit ratings under review with negative implications.

INVESTING ACTIVITIES

Cash used for investing activities was $129 million and $350 million for the three and nine months ended September 30, 2002 compared to $390 million and $694 million for the same periods in 2001. Capital expenditures increased to $135 million in the third quarter and to $385 million year-to-date. Although we have not made any significant acquisitions in the current year, by the end of the third quarter last year we had paid $410 million to acquire 70 local distribution companies, including $317 million related to 24 local distribution companies in the third quarter of 2001. Third quarter acquisitions last year included our largest acquisition, Hydro One Brampton Inc., which now serves over 93,000 customers.

TRANSMISSION. Capital expenditures for our transmission business increased by $8 million and $10 million to $59 million and $165 million in the third quarter and year-to-date, respectively. Investments of $33 million in the third quarter and $96 million in the first nine months in our transmission stations, lines, equipment and telecommunications refurbishments were lower than the comparative periods by $8 million and $9 million, respectively. In addition to a reduction in station refurbishment spending, we have continued to experience efficiencies associated with the replacement of our microwave radio system. Capital expenditures of $11 million and $39 million incurred to expand our transmission system were $3 million and $8 million higher in the third quarter and year-to-date, respectively. These increases reflect higher demand for transmission customer connections and the capacity upgrading of a few of our transformer stations earlier in the year. Capital expenditures supporting transmission operations of $15 million in the third quarter and $30 million year-to-date were $13 million and $11 million higher in each period, primarily as a result of the increased spending associated with the amalgamation of our operating centres, including the construction of an integrated facility through which we expect to achieve improved cost efficiencies and supply reliability.

DISTRIBUTION. Capital expenditures (excluding acquisitions of local distribution companies) for our distribution business were $72 million in the third quarter and $206 million year-to-date, representing increases of $22 million and $57 million over the comparative periods. Customer-demand-driven capital expenditures increased by $23 million to $36 million in the third quarter and by $29 million to $92 million in the first nine months. These increases reflect new connections growth and the upgrading of our systems capacity. Capital expenditures to sustain our distribution asset base of $33 million and $95 million increased by $9 million in the third quarter and $47 million in the first nine months, compared to the same periods in 2001. These increases reflect the intensity of storms experienced through out the year-to-date period, the continued advancement of some work programs from later in the year and the servicing of our expanded territory. Capital expenditures supporting distribution operations declined by $10 million to $3 million in the third quarter and by $19 million to $19 million in the first nine months as a result of the completion of work necessary to prepare our systems and processes for Open Access.

OTHER. Capital expenditures for our other businesses of $4 million in the third quarter and $14 million year-to date were substantially consistent with the comparative periods. These results reflect ongoing expenditures for our telecommunications business associated with the construction of a diverse fibre-optic network between Buffalo, Toronto, Ottawa and Montreal. Increases from this business were offset by lower expenditures resulting from our decision to wind-down the operations of Ontario Hydro Energy, including the sale of substantially all of the assets pertaining to the competitive retail operations, effective April 30, 2002.


                                       6                                  [LOGO]

                                 HYDRO ONE INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)



SUMMARY OF CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table presents a summary of our debt and other major contractual obligations, as well as other major commercial commitments.



(CANADIAN DOLLARS IN MILLIONS)                       TOTAL          2002  1       2003/2004        2005/2006      AFTER 2006
------------------------------------------- --------------- ---------------- --------------- ---------------- ---------------
CONTRACTUAL OBLIGATIONS (DUE BY YEAR):
Short-term notes payable                               580              580               -                -               -
Long-term debt                                       4,827              248           1,333            1,096           2,150
Operating lease commitments                             25                2              18                4               1
Inergi LP outsourcing agreement                        950               33             233              204             480
------------------------------------------- --------------- ---------------- --------------- ---------------- ---------------
TOTAL CONTRACTUAL OBLIGATIONS                        6,382              863           1,584            1,304           2,631
------------------------------------------- --------------- ---------------- --------------- ---------------- ---------------

OTHER COMMERCIAL COMMITMENTS (BY YEAR OF EXPIRY):
Bank line  2                                         1,000                -             750              250               -
Letters of credit  3                                   158              108              50                -               -
Guarantees  3                                          275              275               -                -               -
------------------------------------------- --------------- ---------------- --------------- ---------------- ---------------
TOTAL OTHER COMMERCIAL COMMITMENTS                   1,433              383             800              250               -
------------------------------------------- --------------- ---------------- --------------- ---------------- ---------------

1 The amounts disclosed represent the balance due over the last quarter of the year.

2 As a backstop to our commercial paper program, we have a revolving standby credit facility with a syndicate of banks of $750 million for a 364-day term and $250 million for a five-year term.

3 We currently have bank letters of credit of $108 million outstanding relating to retirement compensation agreements. We have also provided prudential support to the IMO as required by the Market Rules, using a combination of bank letters of credit of $50 million and parental guarantees of $275 million. The amount of prudential support that we provide in the form of bank letters of credit to the IMO is dependent on our long-term credit ratings from major Canadian and U.S. rating agencies. For example, the amount of bank letters of credit provided would need to increase if our credit ratings deteriorated.


RECENT DEVELOPMENTS

ANNOUNCEMENT TO TAKE ACTION TO LOWER HYDRO BILLS

On November 11, 2002, the Province announced an action plan to lower hydro bills. This plan, if passed by the Legislative Assembly of Ontario, will lower and freeze the price consumers pay for electricity and retroactively refund consumers the difference between 4.3 cents per kilowatt hour and the price they have paid for the commodity since May 1, 2002. Because our customer billings and related distribution revenues include recovery for the commodity charge, we will be required to process the refunds pertaining to our distribution customers through our billing system. These refunds, which will be funded by other industry participants, are not expected to impact our net income, but may reduce our distribution revenues and purchased power costs by equal amounts. Our delivery rates will also be capped at current levels. In addition to these initiatives, the announcement contains other actions affecting other sectors of the electricity industry. The Province's action plan will be in place at least until 2006 and will continue until there is sufficient electricity supply in Ontario.

We are currently assessing the impact of this announcement on our results of operations and financial position, including a review of the carrying value of our regulatory assets, including market ready project costs, goodwill and other assets. Adjustments to these assets, if any, could be material. A determination of whether such adjustments may be required can only be made once the legislation is passed.


                                       7                                  [LOGO]

                                 HYDRO ONE INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)




BOARD OF DIRECTORS

On August 15, 2002, our shareholder, the Province, appointed the permanent Board of Directors of our company. The members of the Board of Directors are as follows: Glen Wright (Chair, Board of Directors), W. Geoffrey Beattie, Rita Burak (Chair, Human Resources and Public Policy Committee), Murray J. Elston (Chair, Regulatory and Environment Committee), Dr. Murray B. Frum, Don MacKinnon (Chair, Health and Safety Committee), Eileen Mercier (Chair, Audit and Finance Committee), Dr. Heather Munroe-Blum, Hon. Bob Rae, Kenneth D. Taylor and Adam Zimmerman (Chair, Corporate Governance Committee).

SALE OF MINORITY INTEREST

The Province and its advisors, BMO Nesbitt Burns and CIBC World Markets, have initiated the process of selecting a strategic partner(s) for a minority interest in our company. As part of the strategic partner process, alternative transaction and financing structures are being considered in order to achieve the Province's objectives.

RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002

On June 27, 2002, the Province passed the RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002 (the Act) that amends several statutes relating to Ontario's energy sector. The Act authorizes the Province to acquire, hold, dispose of and otherwise deal with securities or debt obligations of, or any other interest in, our company and our subsidiaries. The Act also requires the Province to pay any net proceeds of the sale of our securities or debt obligations to OEFC.

The Act also governs the ownership and use of corridor land. Corridor land includes land in Ontario owned by our company that was used or acquired for the purposes of a transmission system, including any abutting land. Under the Act, ownership of all corridor and abutting land will be transferred to the Province and we will be given the right to use the land to operate the transmission system. The OEB is authorized to restrict or discontinue any use of the corridor land that interferes with the transmission system.

When effective, this section of the Act is expected to result in ownership of transmission corridors and abutting lands of approximately $275 million being returned to the Province in exchange for a rights of use asset. In addition, ownership of approximately $10 million of unregulated land, not currently in use, will be returned to the Province and applied as a reduction of shareholder's equity. This section of the Act is expected to be in effect in 2003.

REGULATION

On August 30, 2002, the OEB issued a rate order establishing distribution rates; this order reflected the OEB's June 12, 2002 decision regarding our application that we filed on January 19, 2001. The OEB approved an overall distribution revenue requirement (including that from retail rates, low voltage rates and miscellaneous charges) of $646 million effective October 1, 2001, $694 million effective March 1, 2002 and $742 million effective March 1, 2003. As a result of the Province's announcement, which caps delivery rates at current levels, the distribution rate increase to be effective March 1, 2003 will be deferred at least until 2006. In addition, some minor increases pertaining to 2002 that had been approved by the OEB, but not yet implemented may also be deferred. We had applied to reduce the retail portion of our distribution revenue requirement which would have been effective October 1, 2001 from approximately $742 million to substantially mitigate the impact on our customers of a 1.15 cents per kWh increase in the rate that we paid for power, with this mitigation to be partially phased out over a three-year period.



                                       8                                  [LOGO]

                                 HYDRO ONE INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)




In addition, the OEB confirmed the interim approval for the recovery of approximately $8 million toward costs incurred to align our business systems and practices with the requirements of the future competitive electricity market, commonly referred to as market ready costs. This amount will be collected over the period from May 1, 2002 to February 28, 2003. As a result of the Province's announcement, we contemplate that the recovery of $8 million will continue to be reflected in rates until at least 2006. We have recently advised the OEB that we have incurred market ready project costs currently amounting to $65 million for our distribution business. We have also incurred market ready project costs amounting to $12 million for our transmission business. In addition, approximately $25 million of technology costs will be included within fixed assets. We continue to assess the extent to which these transitional costs that we incurred in accordance with the OEB's guidelines may be fully recoverable.

PENSION

We have a defined benefit registered pension plan for the majority of our employees. We have not been required to contribute to the pension plan because the actuarial valuation used to establish the contribution level indicated that the plan had a surplus. We are required to revalue our pension plan no later than December 31, 2003. As a result of the decline in financial market conditions since 2000 and the decline in long-term interest rates, we may be required to make significant contributions to the plan once our next actuarial valuation is filed. The actual amount of the contributions that may be required in the future will depend on future investment returns, changes in benefits or actuarial assumptions. We intend to seek recovery of any increased expense through our transmission and distribution rates.


FINANCIAL HIGHLIGHTS AND OPERATING STATISTICS


                                                                                THREE MONTHS ENDED    NINE MONTHS ENDED
                                                                                   SEPTEMBER 30          SEPTEMBER 30
(CANADIAN DOLLARS IN MILLIONS) (EXCEPT AS OTHERWISE NOTED)                        2002       2001      2002       2001
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                                           1,244       880     3,154      2,418
Purchased power                                                                      664       312     1,511        780
Operating income                                                                     274       261       771        835
Net income                                                                           112       103       317        351
EBITDA                                                                               380       364     1,070      1,109
Operating cash flow                                                                  211       192       597        608
Capital expenditures  1                                                              135       107       385        320
Earnings per common share (CANADIAN DOLLARS)                                       1,076       986     3,033      3,377
Earnings coverage ratio  2                                                                              2.32       2.53
Net asset coverage on long-term debt  3                                                                 1.87       1.88
Transmission - units transmitted (TWH)                                              40.1      37.2     114.2      110.9
Distribution - units distributed (TWH)                                               6.7       5.3      19.9       14.5
---------------------------------------------------------------------------------------------------------------------------

1 Capital expenditures exclude $323 million and $413 million for the three and nine months ended September 30, 2001 associated with acquisitions of local distribution companies.

2 The earnings coverage ratio has been presented for the twelve months ended
  September 30, 2002 and December 31, 2001, respectively and has been calculated as the sum of net income, gross interest expense (which excludes capitalized interest) and provision for payments in lieu of corporate income taxes divided by the sum of gross interest plus cumulative preferred dividends.

3 The net asset coverage on long-term debt ratio is calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt (including current portion) and is presented as at September 30, 2002 and December 31, 2001.


FORWARD-LOOKING STATEMENTS AND INFORMATION

We have included forward-looking statements in this report that are subject to risks, uncertainties and assumptions. Such information represents our current views based on information as at the date of this report. We do not intend to update this information and disclaim any legal obligation to the contrary.


                                       9                                  [LOGO]

                                 HYDRO ONE INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)



                                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                           SEPTEMBER 30                    SEPTEMBER 30
(CANADIAN DOLLARS IN MILLIONS)                                         2002            2001            2002            2001
----------------------------------------------------------------------------------------------------------------------------
REVENUES
Transmission                                                            367             330             994             938
Distribution                                                            873             540           2,134           1,453
Other                                                                     4              10              26              27
----------------------------------------------------------------------------------------------------------------------------
                                                                      1,244             880           3,154           2,418
----------------------------------------------------------------------------------------------------------------------------

COSTS
Purchased power                                                         664             312           1,511             780
Operation, maintenance and administration (NOTE 2)                      200             204             573             529
Depreciation and amortization                                           106             103             299             274
----------------------------------------------------------------------------------------------------------------------------
                                                                        970             619           2,383           1,583
----------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE FINANCING CHARGES AND PROVISION
   FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES                       274             261             771             835
Financing charges                                                        85              89             260             261
----------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE PROVISION FOR PAYMENTS IN LIEU OF
   CORPORATE INCOME TAXES                                               189             172             511             574
Provision for payments in lieu of corporate income taxes                 77              69             194             223
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                              112             103             317             351
----------------------------------------------------------------------------------------------------------------------------

BASIC AND FULLY DILUTED EARNINGS PER
   COMMON SHARE (CANADIAN DOLLARS) (NOTE 9)                           1,076             986           3,033           3,377
----------------------------------------------------------------------------------------------------------------------------


            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (UNAUDITED)



                                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                           SEPTEMBER 30                    SEPTEMBER 30
(CANADIAN DOLLARS IN MILLIONS)                                         2002            2001            2002            2001
----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, BEGINNING OF PERIOD                                  487             375             357             241
Net income                                                              112             103             317             351
Dividends (NOTE 9)                                                      (58)            (75)           (133)           (189)
----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF PERIOD                                        541             403             541             403
----------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                       10                                 [LOGO]

                                 HYDRO ONE INC.
                           CONSOLIDATED BALANCE SHEETS


                                                                                             SEPTEMBER 30,     DECEMBER 31,
(CANADIAN DOLLARS IN MILLIONS)                                                                        2002             2001
----------------------------------------------------------------------------------------------------------------------------
                                                                                               (UNAUDITED)
ASSETS
Current assets
   Cash                                                                                               342                 -
   Accounts receivable (net of allowance for doubtful accounts)                                       807               538
   Materials and supplies                                                                              54                56
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    1,203               594
----------------------------------------------------------------------------------------------------------------------------
Fixed assets
   Fixed assets in service                                                                         13,620            13,335
   Less: accumulated depreciation                                                                   4,797             4,581
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    8,823             8,754
   Construction in progress                                                                           299               285
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    9,122             9,039
----------------------------------------------------------------------------------------------------------------------------
Other long-term assets
   Deferred pension asset                                                                             769               847
   Regulatory assets                                                                                  612               583
   Goodwill (NOTES 7 AND 8)                                                                           133               133
   Long-term accounts receivable and other assets                                                      28                22
   Deferred debt costs                                                                                  7                13
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    1,549             1,598
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                       11,874            11,231
----------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
   Bank indebtedness                                                                                    -                24
   Accounts payable and accrued charges                                                               698               691
   Accrued interest                                                                                   122                57
   Short-term notes payable                                                                           580               410
   Long-term debt payable within one year                                                             899               443
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    2,299             1,625
----------------------------------------------------------------------------------------------------------------------------
Long-term debt (NOTE 3)                                                                             3,928             4,079
----------------------------------------------------------------------------------------------------------------------------

Other long-term liabilities
   Regulatory liability                                                                               769               847
   Employee future benefits other than pension                                                        532               510
   Environmental liabilities                                                                          144               158
   Long-term accounts payable and accrued charges                                                      24                18
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    1,469             1,533
----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                   7,696             7,237
----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY (NOTE 9)
Preferred shares (authorized: unlimited; issued: 12,920,000)                                          323               323
Common shares (authorized: unlimited; issued: 100,000)                                              3,314             3,314
Retained earnings                                                                                     541               357
----------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                                                          4,178             3,994
----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                                         11,874            11,231
----------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                       11                                 [LOGO]

                                 HYDRO ONE INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)



                                                                          THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                              SEPTEMBER 30                   SEPTEMBER 30
(CANADIAN DOLLARS IN MILLIONS)                                         2002            2001            2002            2001
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                              112             103             317             351
Adjustments for non-cash items:
   Depreciation and amortization (net of removal costs)                  99              89             280             257
----------------------------------------------------------------------------------------------------------------------------
                                                                        211             192             597             608
Changes in non-cash balances related to operations                      (30)             95            (229)            139
----------------------------------------------------------------------------------------------------------------------------
NET CASH FROM OPERATIONS                                                181             287             368             747
----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES Debt for long-term financing:
   Issued                                                               500               -             500             550
   Retired                                                                -            (226)           (195)           (260)
Debt for short-term financing                                          (120)              -             170             (30)
Deferred debt costs                                                       6               -               6               -
Dividends paid                                                         (112)            (75)           (133)           (189)
----------------------------------------------------------------------------------------------------------------------------
NET CASH FROM (USED IN) FINANCING ACTIVITIES                            274            (301)            348              71
----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Fixed assets                                                           (135)           (107)           (385)           (320)
Acquisitions of local distribution companies                              -            (317)              -            (410)
Proceeds from disposition (NOTE 6)                                        -               -              50               -
Other assets                                                              6              34             (15)             36
----------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                  (129)           (390)           (350)           (694)
----------------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                 326            (404)            366             124
Cash and cash equivalents, beginning of period                           16             504             (24)            (24)
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                342             100             342             100
----------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                       12                                 [LOGO]

                                 HYDRO ONE INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


1. BASIS OF PRESENTATION

   The Consolidated Financial Statements of Hydro One Inc. (Hydro One or the Company) which are presented herein have been prepared in accordance with the accounting policies described in the Consolidated Financial Statements for the years ended December 31, 2001 and December 31, 2000, except as described in Note 7, and should be read in conjunction with those financial statements.

   In the opinion of management, the unaudited interim Consolidated Financial Statements reflect all of the adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at September 30, 2002 and the results of operations and cash flows for the three and nine months ended September 30, 2002 and 2001.


2. STAFF REDUCTION PROGRAM

   In September 2002, Hydro One announced that it would reduce its staff level by approximately 140. Hydro One will achieve this target reduction before the end of 2002 using voluntary and involuntary measures, including those available under collective agreements for some of the affected employees. A provision of $21 million has been charged to third quarter 2002 results of operations for the estimated cost of achieving the staff reduction.


3. DEBT

   On September 17, 2002, Hydro One issued notes with a principal amount of $500 million under the Company's Medium Term Note program. The notes were issued in two tranches: Series 3 for $300 million at a coupon rate of 5.77% due November 15, 2012 and a re-opening of Series 2 for $200 million at a coupon rate of 6.93% due June 1, 2032. The total outstanding for Series 2 is now $500 million. Hydro One is authorized to issue notes in aggregate principal amount of $2.5 billion under its Medium Term Note program.


4. TRANSFER OF CORRIDOR LAND

   On June 27, 2002, the Province passed the RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002 (the Act) that amends several statutes relating to Ontario's energy sector, including the ownership and use of corridor land. Corridor land includes land in Ontario owned by Hydro One that was used or acquired for the purposes of a transmission system, including any abutting land. Under the Act, ownership of all corridor and abutting land will be transferred to the Province and Hydro One will be given the right to use the land to operate the transmission system. The OEB is authorized to restrict or discontinue any use of the corridor land that interferes with the transmission system.

   When effective, this section of the Act is expected to result in ownership of transmission corridors and abutting lands of approximately $275 million being returned to the Province in exchange for a rights of use asset. In addition, ownership of approximately $10 million of unregulated land, not currently in use, will be returned to the Province and applied as a reduction of shareholder's equity. This section of the Act is expected to be in effect in 2003.


5. AGREEMENT WITH INERGI LP

   Effective March 1, 2002, Cap Gemini Ernst & Young Canada began providing services to Hydro One through a new entity, Inergi LP (Inergi). As a result of this initiative, Hydro One will receive from Inergi a range of services including information technology, customer care, supply chain and certain human resources and finance services for a 10-year period. The initial service level price ranges between $90 million and $130 million per year, subject to external benchmarking every three years to ensure Hydro One is receiving a defined competitive and continuously improved price. In connection with this agreement, on March 1, 2002 the Company transferred approximately 900 employees to Inergi.


                                       13                                 [LOGO]

                                 HYDRO ONE INC.
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)


   As part of this overall agreement, Hydro One and Inergi signed a risk sharing agreement that could involve one party or the other making a payment related to a future imbalance in pension fund assets and liabilities related to transferred staff covered by the Inergi Pension Plan. The risk sharing agreement will be settled based on data available on December 31, 2004. If this risk sharing agreement had been settled on September 30, 2002, Hydro One would have been required to make payments of approximately $30 million to Inergi. Due to the inherent difficulty in accurately forecasting certain economic factors and pension fund rates of return expected to the end of 2004, at this time Hydro One cannot make a reasonable estimate of any amounts that will become payable or receivable under the terms of this risk sharing agreement. In the event that Hydro One pays or receives amounts under this agreement, these amounts will be incorporated within future electricity rate applications.


6. SALE OF COMPETITIVE RETAIL OPERATIONS

   Effective April 30, 2002, the Company sold substantially all of the assets pertaining to the competitive retail operations of Ontario Hydro Energy Inc. (Ontario Hydro Energy), a wholly owned subsidiary, for net proceeds of approximately $50 million. The sale resulted in a gain of $2 million before provision for payments in lieu of corporate income taxes. Because the transaction included retail energy contracts, financial electricity swap agreements and gas supply contracts, Hydro One has eliminated its exposure to the inherent commodity price and volume risks associated with the competitive retail energy business.


7. CHANGE IN ACCOUNTING POLICY

   Effective January 1, 2002, Hydro One adopted the Canadian Institute of Chartered Accountants' (CICA) Handbook Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS. Under this accounting standard, goodwill is not amortized. The carrying value of goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require, with any write-down of the carrying value of goodwill being charged against the results of operations. Prior to the current standard, goodwill impairment was assessed based on estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill.

   The transitional provisions of CICA Handbook Section 3062, as they pertain to Hydro One, require the testing of goodwill at the beginning of the period in which the accounting standard is fully adopted and the disclosure of net income for the comparative period, adjusted to exclude amortization expense related to goodwill that will no longer be amortized. The Company has determined that goodwill is not impaired. In addition, because the goodwill that was subject to amortization arose on the acquisitions of local distribution companies acquired during the first and second quarters of 2001, the amount of goodwill amortization recorded in 2001 was immaterial. All of the goodwill is attributable to the distribution business segment.


8. ACQUISITIONS OF LOCAL DISTRIBUTION COMPANIES

   During 2002, Hydro One has not made any significant acquisitions. However, during the nine months ended September 30, 2001, the Company acquired the assets of 70 small local distribution companies for net cash consideration of approximately $410 million. Net identifiable assets acquired amounted to approximately $300 million, representing assets of $373 million and liabilities of $73 million. Based on the allocation of the purchase price, the transactions resulted in goodwill of $110 million.

   These acquisitions have been attributed to the distribution business segment and have been accounted for by the purchase method with the acquired company's results of operations being included in the Consolidated Statement of Operations from the dates of acquisitions.


                                       14                                 [LOGO]

                                 HYDRO ONE INC.
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)



9.  SHARE CAPITAL

    DIVIDENDS

    During the nine months ended September 30, 2002, preferred dividends in the amount of $13 million (2001 - $13 million) and common dividends in the amount of $120 million (2001 - $176 million) were declared.

    EARNINGS PER SHARE

    Earnings per share is calculated as net income for the period, after cumulative preferred shares, divided by the weighted-average number of common shares outstanding during the period.


10. SEGMENTED REPORTING

    Hydro One has three reportable segments:
    I. The transmission business, which comprises the core business of providing transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

    II. The distribution business, which comprises the core business of delivering and selling electricity to customers; and

    III. The "other" segment, which primarily consists of energy services, telecom and head office. Substantially all of the assets pertaining to the competitive retail operations of the energy services business have been sold and the remaining operations are being wound-up (See Note 6).

The designation of segments is based on a combination of regulatory status and the nature of the products and services provided. Segment information on the above basis is as follows:



  THREE MONTHS ENDED SEPTEMBER 30 (CANADIAN DOLLARS IN
  MILLIONS)                                                     TRANSMISSION    DISTRIBUTION         OTHER     CONSOLIDATED
  ---------------------------------------------------------------------------------------------------------------------------
  2002
  SEGMENT PROFIT
  Revenues                                                                367            873             4            1,244
  Purchased power                                                           -            664             -              664
  Operation, maintenance and administration                                93            104             3              200
  Depreciation and amortization                                            56             45             5              106
  ---------------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE FINANCING CHARGES AND PROVISION
    FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES                        218             60            (4)             274
  Financing charges                                                                                                      85
  ---------------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE PROVISION FOR PAYMENTS
    IN LIEU OF CORPORATE INCOME TAXES                                                                                   189
  ---------------------------------------------------------------------------------------------------------------------------
  CAPITAL EXPENDITURES                                                     59             72             4              135
  ---------------------------------------------------------------------------------------------------------------------------

  2001
  SEGMENT PROFIT
  Revenues                                                                330            540            10              880
  Purchased power                                                           -            311             1              312
  Operation, maintenance and administration                                81            105            18              204
  Depreciation and amortization                                            58             44             1              103
  ---------------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE FINANCING CHARGES AND PROVISION
    FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES                        191             80           (10)             261
  Financing charges                                                                                                      89
  ---------------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE PROVISION FOR PAYMENTS
    IN LIEU OF CORPORATE INCOME TAXES                                                                                   172
  ---------------------------------------------------------------------------------------------------------------------------
  CAPITAL EXPENDITURES                                                     51            373             6              430
  ---------------------------------------------------------------------------------------------------------------------------


                                       15                                 [LOGO]

                                 HYDRO ONE INC.
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)



  NINE MONTHS ENDED SEPTEMBER 30 (CANADIAN DOLLARS IN
  MILLIONS)                                                      TRANSMISSION   DISTRIBUTION         OTHER     CONSOLIDATED
  ---------------------------------------------------------------------------------------------------------------------------
  2002
  SEGMENT PROFIT
  Revenues                                                                994          2,134            26            3,154
  Purchased power                                                           -          1,510             1            1,511
  Operation, maintenance and administration                               255            266            52              573
  Depreciation and amortization                                           163            128             8              299
  ---------------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE FINANCING CHARGES AND PROVISION
    FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES                        576            230           (35)             771
  Financing charges                                                                                                     260
  ---------------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE PROVISION FOR PAYMENTS
    IN LIEU OF CORPORATE INCOME TAXES                                                                                   511
  ---------------------------------------------------------------------------------------------------------------------------
  CAPITAL EXPENDITURES                                                    165            206            14              385
  ---------------------------------------------------------------------------------------------------------------------------

  2001
  SEGMENT PROFIT
  Revenues                                                                938          1,453            27            2,418
  Purchased power                                                           -            778             2              780
  Operation, maintenance and administration                               223            260            46              529
  Depreciation and amortization                                           159            111             4              274
  ---------------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE FINANCING CHARGES AND PROVISION
    FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES                        556            304           (25)             835
  Financing charges                                                                                                     261
  ---------------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE PROVISION FOR PAYMENTS
    IN LIEU OF CORPORATE INCOME TAXES                                                                                   574
  ---------------------------------------------------------------------------------------------------------------------------
  CAPITAL EXPENDITURES                                                    155            562            16              733
  ---------------------------------------------------------------------------------------------------------------------------



                                                                                               SEPTEMBER 30,    DECEMBER 31,
  (CANADIAN DOLLARS IN MILLIONS)                                                                        2002            2001
  ---------------------------------------------------------------------------------------------------------------------------
  TOTAL ASSETS
  Transmission                                                                                       6,618            6,693
  Distribution                                                                                       4,831            4,416
  Other                                                                                                425              122
  ---------------------------------------------------------------------------------------------------------------------------
                                                                                                    11,874           11,231
  ---------------------------------------------------------------------------------------------------------------------------

  All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.


11. SUBSEQUENT EVENT

    On November 11, 2002, the Province announced an action plan to lower hydro bills. This plan, if passed by the Legislative Assembly of Ontario, will lower and freeze the price consumers pay for electricity and retroactively refund consumers the difference between 4.3 cents per kilowatt hour and the price they have paid for the commodity since May 1, 2002. Because customer billings and related distribution revenues include recovery for the commodity charge, Hydro One will be required to process the refunds pertaining to distribution customers through the Company's billing system. These refunds, which will be funded by other industry participants, are not expected to impact net income, but may reduce distribution revenues and purchased power costs by equal amounts. Delivery rates will also be capped at current levels. In addition to these initiatives, the announcement contains other actions affecting other sectors of the electricity industry. The Province's action plan will be in place at least until 2006 and will continue until there is sufficient electricity supply in Ontario.

    The Company is currently assessing the impact of this announcement on the results of operations and financial position, including a review of the carrying value of regulatory assets, including market ready project costs, goodwill and other


                                       16                                 [LOGO]

                                 HYDRO ONE INC.
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)



    assets. Adjustments to these assets, if any, could be material. A determination of whether such adjustments may be required can only be made once the legislation is passed.


12. COMPARATIVE FIGURES

    The comparative Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the September 30, 2002 Consolidated Financial Statements.



                                       17                                 [LOGO]